(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identity the items(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Integrity Financial Corporation
Full Name of Registrant

United Community Bancorp
Former Name if Applicable

39 Second Street, NW
Address of Principal Executive Officer (Street and Number)

Hickory, North Carolina 28601
City, State and Zip Code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

One of the Registrant’s subsidiary banks was materially delayed in closing its books for the year ended December 31, 2004 due to a disagreement, now resolved, between it and its primary federal banking regulator, the FDIC, regarding the subsidiary bank’s allowance for loan losses. As a result of the delay caused by this disagreement, and until a resolution was reached, the Registrant was unable to close the subsidiary’s books and could not provide its independent auditors the information needed to complete the audit of the Registrant’s financial statements for the year ended December 31, 2004. With the resolution of this issue, the Registrant only recently closed its books for December 31, 2004 and completed its financial statements, which are being reviewed by its Audit Committee and Board of Directors prior to submission for review by its auditors. The Registrant anticipates filing its Annual Report on Form 10-K as soon after March 16, 2005 as is feasible and within the 15-day period from that date as provided by Rule 12b-25 under the Securities Exchange Act of 1934.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Todd H. Eveson, Esq.	(919)	845-2558
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) that the registrant was required to file such reports) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year end will be reflected by the earnings statements to be included in the subject report of portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Integrity Financial Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2005	By:	/s/ W. Alex Hall, Jr.
W. Alex Hall, Jr.
Interim President and Chief Executive Officer

ATTACHMENT

PART IV — OTHER INFORMATION

(3)	Registrant’s net income for the fiscal year ended December 31, 2003 was $4.7 million, or $1.00 per share (diluted). Registrant estimates that its net income for the fiscal year ended December 31, 2004 will be $1.3 million, or $0.27 per share (diluted). The anticipated change in net income is primarily due to a substantial increase in the provision for loan losses of $5.3 million, or 482%, from $1.1 million in 2003 to $6.5 million in 2004.